

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Via Facsimile
Mr. Jiang Huai Lin
Chairman and Chief Executive Officer
China Information Technology, Inc.
21ˢᵗ Floor, Everbright Bank Building
Zhuzilin, Futian District
Shezhen, Guangdong, 518040
People's Republic of China

> **Re:** **China Information Technology, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 8, 2011**
> **File No. 001-34076**

Dear Mr. Lin:

We have reviewed your letter dated November 10, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 20, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 43

1.   In your response to comment 25 of our letter dated August 18, 2011 you indicate that the reporting units for your goodwill impairment analyses are one level below the operating segments. Your response to prior comments 9 and 19 and your disclosure on page 35 of

the September 30, 2011 Form 10-Q provides goodwill by reportable segment consistent with your business segment presentation. Considering your response that reporting units for goodwill impairment analyses are one level below the operating segments, it does not appear as though you have disclosed goodwill allocated to the reporting units. In future filings please provide the disclosures requested in prior comment 9 for each reporting unit that is at risk of failing step one. Provide us with your proposed future disclosure based on your September 30, 2011 financial information.

2.   As a related matter, as requested in prior comment19 in your next filing please disclose the changes in the allocation of goodwill among your reportable segments. Provide us with an example of this future proposed disclosure using your September 30, 2011 financial information. Refer to ASC 350-20-50-1.

Revenue Recognition, page 43

3.   In your response to comment 10 you describe the factors considered when determining whether to permit a longer payment period or provide other concessions to customers. Please tell us and in future filings disclose how you consider providing concessions in your revenue recognition policies. Clarify whether you reduce revenue at the outset of a sales arrangement for concessions based on history of the customer, the company's history of providing concessions, or some other factors.

Item 9.A Controls and Procedures, page 47

4.   Your response to comment 18 provides a description of PRC accounting certification and accounting and auditing experience in general, but does not provide information regarding the controller's and accounting staff's prior experience in the application of U.S. GAAP and preparation of U.S. GAAP financial statements. In this regard, for your financial controller and accounting staff responsible for preparing the company's U.S. GAAP financial statements, please provide us with more insight into their previous (prior to employment at the company) job responsibilities, including a better description of the U.S. GAAP-related accounting and audit work performed at their previous employers.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief